Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

October 3, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporate Finance, Office of Manufacturing

   Re:     Twin Vee PowerCats Co.

              Registration Statement on Form S-4

              Filed August 27, 2024

              File No. 333-281788

Dear Sir or Madam:

On behalf of our client, Twin Vee PowerCats Co. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 11, 2024 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We have submitted via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 1”).

Set forth below in bold face type are the comments from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Registration Statement No. 1 in response to the Staff’s comment.

Registration Statement on Form S-1 filed August 27, 2024

General

1.	It does not appear that Twin Vee PowerCats Co satisfies the requirements of General Instruction B.1.a of Form S-4 and General Instruction I.B.1 of Form S-3, which would allow you to incorporate certain required information by reference. Please advise us why Twin Vee PowerCats Co is eligible to incorporate by reference its financial statements or revise your filing to include the financial statements.

Response: We have revised the filing to include the Company’s financial statements and other information relating to the Company.

2.	Please include the financial statements for Forza X1, Inc. We note it does not appear the financial statements have been included. We also note it does not appear that Forza XI, Inc. satisfies the requirements of General Instruction C.1.a of Form S-4 and General Instruction I.B.1 of Form S-3, which would allow you to incorporate certain required information by reference.

United States Securities

and Exchange Commission

October 3, 2024

Response: We have revised the filing to include Forza X1, Inc.’s financial statements and other information relating to Forza X1, Inc.

Certain U.S. Federal Income Tax Consequences of the Merger, page 61

3.	We note your disclosure that the merger should constitute a reorganization within the meaning of Section 368(a) of the Code. Please file a tax opinion as Exhibit 8.1 that supports this statement. If counsel will be filing a short form opinion as Exhibit 8.1, please ensure that the short-form opinion and the tax disclosure in the prospectus both clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We have revised the filing to include a tax opinion as Exhibit 8.1.

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Hank Gracin at (212) 885-5362.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Joseph Visconti
Chief Executive Officer, Twin Vee PowerCats Co.

Hank Gracin, Esq.
Blank Rome LLP